FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

LMS Medical Systems Inc.

5252, de Maisonneuve O.

Bureau 314

Montréal, Québec, H4A 3S5

Item 2 - Date of Material Change

March 26, 2008

Item 3 - News Release

A press release with respect to the material change described herein was issued and filed on SEDAR on March 27, 2008.

Item 4 - Summary of Material Change

On March 27, 2008, LMS Medical Systems Inc. (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALM® clinical information system and risk management software for obstetrics, announced that the board of directors of LMS had approved the adoption of a shareholder rights plan for which shareholder approval will be sought at its annual meeting of shareholders to be held August 12, 2008. The TSX has accepted notice for filing of the Rights Plan.

Item 5 - Full Description of Material Change

On March 27, 2008, LMS Medical Systems Inc. (“LMS”) announced the board of directors (the “Board”) of LMS had approved the adoption of a shareholder rights plan (“Rights Plan”) for which shareholder approval will be sought at its annual meeting of shareholders to be held August 12, 2008. The TSX has accepted notice for filing of the Rights Plan.

The purpose of the Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited bid made for LMS, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for LMS and to ensure that any proposed transaction is in the best interests of the shareholders of LMS.

The Rights Plan is similar to other rights plans adopted by many Canadian corporations. The Rights Plan is not triggered if an offer to acquire common shares of LMS would allow sufficient time for shareholders to consider and react to the offer. The Rights Plan would allow shareholders to decide whether to tender or not to tender their common shares without the concern that they will be left with illiquid common shares of LMS should they not tender. The issuance of the rights will not change the manner in which shareholders trade their common shares of LMS.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid. The Board did not adopt the Rights Plan to prevent a take-over of LMS, to secure the continuance of management or the directors in their respective offices or to defer offers for the common shares of LMS.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information contact Yves Grou, Chief Financial Officer of LMS Medical Systems Inc. at the above-mentioned address or by telephone at (514) 488-3461 Ext. 238.

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 27th day of March, 2008.

LMS MEDICAL SYSTEMS INC.
By:	/s/ Diane Côté
Diane Côté Chief Executive Officer